SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 26th February 2003

SIX CONTINENTS PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

SIX CONTINENTS PLC

Not for release, publication or distribution in whole or in part in or into
Australia, Canada, Japan or the Netherlands

RESULT OF MEETING WITH CMI

The management of Six Continents last night met Hugh Osmond and Alan McIntosh of CMI and their advisers at their request. CMI stated that they would be prepared to work with the company on a friendly basis providing that Six Continents defer its EGM and provide information. They were not prepared to table a proposal other than to suggest that it would include CMI shares and might include cash, possibly of a significant amount. Despite repeated enquiries from Six Continents no further detail was given.

Six Continents repeated that it is willing to talk constructively to anyone with a proposal which could be attractive to its shareholders and has a good prospect of being achieved.

The Board of Six Continents confirms its belief, particularly in the light of this development, that the demerger continues to represent the best method of maximising value for its shareholders.

Enquiries:

Tim Clarke	020 7409 1919

Richard North	020 7409 1919

Fiona Antcliffe	020 7404 5959

This announcement contains certain forward–looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward–looking statements can be identified by the fact that they do not relate only to historical or current facts.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements, including, but not limited to: political and other events that impact domestic or international travel – in particular the military situation in the Middle East; developments in the international debt and equity markets and the related availability of credit, including as a result of changes in applicable ratings; levels of consumer and business spending in major economies where Six Continents does business; changes in consumer tastes and preferences, levels of marketing and promotional expenditure by Six Continents and its competitors; significant fluctuations in exchange, interest and tax rates; the effects of the proposed separation of the hotels and drinks business and the retail business or any future business combinations, acquisitions or dispositions; legal and regulatory developments, including European Union employment legislation and regulation in the leisure retailing industry in countries in which Six Continents operates; the ability of Six Continents to maintain appropriate levels of insurance; and changes in the cost and availability of raw materials, key personnel and changes in supplier dynamics.

Other factors that could affect the business and the financial results are described in Item 3 Key Information – Risk Factors in the Six Continents Form 20-F for the financial year ended 30 September 2002 filed with the United States Securities and Exchange Commission.

This announcement does not constitute an offer or invitation to purchase securities.

Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney, is acting as financial adviser to Six Continents and to nobody else in connection with the proposed separation and return of capital and the possible offer and as sponsor to IHG and MAB in connection with the admission of the ordinary shares of IHG and MAB to the official list of the UK Listing Authority (“Admissions”) and will not be responsible to anyone else for providing the protections afforded to its clients nor for providing advice in relation to the separation and return of capital, the Admissions or the possible offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIX CONTINENTS PLC
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	DEPUTY SECRETARY

Date:	26th February 2003